Exhibit 99.3

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Release time Immediate	Date 30 January 2003

PR285g

Rio Tinto achieves a creditable result and record cash flow

•	Adjusted earnings of $1,530 million were eight per cent below 2001, but the second highest in the Group’s history.

•	Record cash flow from operations of $3,743 million was ten per cent above 2001.

•	Hamersley Iron achieved record shipments to China and the average gold price was 14 per cent higher. These were exceptions in what were generally subdued commodity markets.

•	China has emerged as the major variable influencing global supply and demand balances in most metal markets.

•	Adjusted earnings of $1,530 million exclude exceptional charges of $879 million.

•	Major projects were brought on stream:

	o	West Angelas (iron ore) was commissioned on time and below budget.
	o	Diavik (diamonds) delivered its first production this month, well ahead of schedule.

•	A final dividend of 30.5 US cents per share brings full year dividends to 60.0 US cents per share, 1 US cent per share above 2001.

Financial Summary

Full year to 31 December	2002		2001		Change

Group turnover	$10,828	m	$10,438	m	+4%

Cash flow from operating activities	$3,134	m	$2,767	m	+13%

Total cash flow from operations	$3,743	m	$3,415	m	+10%

Adjusted earnings	$1,530	m	$1,662	m	-8%

Net earnings (after exceptional charges)*	$651	m*	$1,079	m*	-40%

Adjusted earnings per share – US cents	111.2		120.9		-8%

Earnings per share – US cents	47.3	*	78.5	*	-40%

Total dividends per share – US cents	60.0		59.0		+2%

*2002 net earnings are stated after exceptional charges of $763 million relating to asset write-downs and $116 million relating to environmental remediation works at Kennecott Utah Copper. 2001 net earnings were stated after an exceptional charge of $583 million relating to asset write-downs. These items are added back in arriving at adjusted earnings and adjusted earnings per share.

Throughout this document, all dollars are US$ unless otherwise stated.

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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Chairman’s comments

Rio Tinto’s chairman Sir Robert Wilson said, “Adjusted earnings in 2002 were the second highest ever and our operations generated record levels of cash. This was a creditable performance given the economic environment in which we have been operating. Following the sharp downturn in demand in 2001, markets stabilised in the first half of 2002 but in most markets there has been little evidence of improvement since then.

“Our focus on long life, highly efficient operations has produced a business that remains highly profitable and cash generative even in markets as difficult as we have seen in 2002. Our competitive cost structure means that our performance will be robust even if markets remain depressed but, as and when market conditions warrant, we have a range of attractive options for expansion across all our major products.”

Chief Executive’s Comments

Leigh Clifford, Rio Tinto’s chief executive, said, “Over the last few years, we have worked hard to increase the flexibility of our operations. In the current economic environment, this enables us to manage our production in line with demand whilst limiting the impact on our cost base. For the future, it means that we have the capacity to respond quickly as and when markets improve.

“The strength of our cash flows allows us to continue investing in value enhancing projects. The new West Angelas iron ore mine further extends the range of products that we can offer to our customers. Diavik is up and running, ahead of schedule, and will complement existing diamond production from Argyle. First shipments from Hail Creek, which will significantly increase our exposure to coking coal, are expected in the last quarter of this year. Looking further ahead, construction of Comalco’s alumina refinery, which will make Rio Tinto a major player in the traded alumina markets, remains on track for completion in late 2004.

“Over the last 18 months, we have taken decisive action to improve the financial returns from two of our assets that have underperformed - Kennecott Utah Copper and the Iron Ore Company of Canada. However, the impact of our revised assumptions about the future markets for these businesses has more than offset the benefits from these improvements and has necessitated writing down the carrying value of these assets. It should be emphasised that these impairment charges, which are required to conform with UK accounting standards, are non-cash in nature. Moreover, the market value of Rio Tinto is about three times its net book value, underlining the world class quality of our assets.”

Outlook

Sir Robert said, “With little sign of any improvement in Europe or Japan, the performance of the US and Chinese economies in 2003 will be critical. The Chinese economy is only twelve per cent of the size of that of the US and is too small to lead the world out of recession. However, the same is not true in the mining and metals industries. China already consumes more steel and more copper than does the US.

“In 2002 China’s demand for most commodities rose by ten per cent or more and shows no sign of slowing. If it continues to grow at anything like its current rate, it will begin to place pressure on the industry to keep up with the level of demand. It is difficult to forecast the Chinese economy with confidence and we have to recognise that if there were to be a sudden slowdown there, it could have a marked adverse effect on our markets.

“At a global level we remain of the view that economic recovery is going to be a slow process. The influence of China on our markets suggests, though, that the mining and metals industries might move ahead of other sectors.”

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COMMENTARY ON THE GROUP FINANCIAL RESULTS

Adjusted earnings of $1,530 million were $132 million below the corresponding period of last year. The principal factors are shown in the table below.

US$m

2001 adjusted earnings	1,662
Prices	(5)
Exchange rates	(69)
Inflation	(76)

Volumes	85
Costs	54
Absence of asset sales	(54)
Other	(67)

2002 adjusted earnings	1,530

Adjusted earnings exclude the exceptional charges which are described below.

Prices & exchange rates
Average gold prices were 14 per cent higher than 2001, but aluminium prices averaged eight per cent lower. Average copper prices were slightly down but there was a benefit from provisionally priced copper. Benchmark prices for iron ore and seaborne thermal coal fell whilst North American coal prices improved with market fundamentals as the California crisis in early 2001 flowed into contract prices.

The negative variance due to exchange rate movements is principally as a result of the Australian dollar being stronger relative to the US dollar.

Volumes
Higher volumes increased earnings by $85 million. Demand for iron ore was extremely strong with Hamersley achieving record shipments and production from the West Angelas mine beginning to ramp up. Diamond sales volumes were also higher than 2001. There were lower gold volumes from the Group’s interest in Grasberg as a result of lower grades, particularly in the first half of the year.

Costs
Excluding the effect of inflation, costs benefited earnings by $54 million.

Tax
Excluding exceptional items, the effective tax rate at 31.2 per cent was broadly in line with last year.

Other
The Group’s policy of having predominantly floating rate debt has allowed it to benefit from lower prevailing interest rates. The interest charge on the Group’s debt in 2002 was $72 million lower than 2001 although the level of debt has not changed significantly. This is more than offset by a negative variance on pensions and other corporate items.

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Exceptional charges
2002 exceptional charges of $879 million comprise provisions for the write down of asset carrying values of $763 million and a charge relating to environmental remediation works at Kennecott Utah Copper (KUC) of $116 million.

$480 million of the asset write-downs relates to KUC and $235 million relates to the Iron Ore Company of Canada. Over the last 18 months, major changes have been set in train to improve the cost performance and productivity of these operations. However, the impact of revised assumptions about the future markets for these businesses, particularly in relation to price, has necessitated reductions in their carrying values. In the valuation used for measuring the impairment of KUC, Rio Tinto has used a copper price rising to a peak of 82c/lb in 2005 and declining in real terms thereafter.

The increase in the expected cost of environmental remediation results from a significant change in the planned methodology for treatment of contaminated groundwater in the vicinity of the Bingham Canyon mine. KUC has been investigating this issue since before 1989, when Rio Tinto acquired the business. The provision relates to costs that will be incurred over a number of years.

The 2001 exceptional charge comprised provisions for the write-down of asset carrying values.

Second half adjusted earnings
Second half adjusted earnings were $126 million above the first half earnings as a result of increased sales with strong demand for iron ore, higher copper and gold grades at Grasberg and the usual seasonality of titanium dioxide sales all playing a part.

Cash flow
Cash from operating activities together with dividends from joint ventures and associates totalled $3,743 million, an increase of ten per cent compared with 2001. Tight control of working capital was reflected in reductions in accounts receivable and inventories totalling $243 million, which largely reverse increases reported in 2001.

Net investment in property, plant and equipment of $1,417 million was at a similar level to that in 2001. The major areas of expansionary investment in 2002 were the first instalment on the purchase of additional coal reserves at North Jacobs Ranch, the Diavik diamond mine, the West Angelas iron ore mine, the Hail Creek coking coal development and Comalco’s alumina refinery. Further information on major projects is given on pages 14 and 15.

Disposals of businesses net of acquisitions generated $127 million. This largely related to units acquired with Peabody’s Australian coal business in 2001, which the Group sold on as planned. In 2001, $659 million was invested in acquisitions, net of the proceeds of disposals.

Purchases of other investments absorbed a further $323 million of cash. These investments included $304 million of US treasury bonds held as security for the deferred consideration on the North Jacobs Ranch reserves acquired during the period, which is payable over the next four years.

Dividends paid were $145 million higher than 2001 as a result of the change in policy for weighting of interim and final dividends announced in 2001.

Balance sheet
Shareholders’ funds increased by $419 million to $7,462 million as a result of an uplift of $579 million from exchange rate changes. Most important of these was the strengthening of the Australian dollar by 11 per cent.

Net debt increased by $36 million to $5,747 million. The other investments of $304 million, referred to above, generate interest income but are not deducted in arriving at net debt. The ratio of net debt to total capital decreased from 42.1 per cent, at 31 December 2001, to 41.1 per cent at 31 December 2002. The balance sheet remains strong with interest covered 13 times.

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Dividends
A final dividend equivalent to 30.5 US cents per share has been declared by Rio Tinto plc and Rio Tinto Limited. This together with the interim dividend of 29.5 US cents per share makes a total for the year of 60.0 US cents per share (2001 59.0 US cents per share).

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday, 28 January 2003. The interim and final dividends are summarised below.

	2002	2001
Rio Tinto Group
Interim (US cents)	29.50	20.00
Final (US cents)	30.50	39.00

Total dividends (US cents)	60.00	59.00

Rio Tinto plc
Interim (pence)	18.87	14.03
Final (pence)	18.60	27.65

Total dividends (pence)	37.47	41.68

Rio Tinto Limited
Interim (Australian cents)	54.06	39.42
Final (Australian cents)	51.87	75.85

Total dividends (Australian cents)	105.93	115.27

The 2002 interim dividend was set as half of the total dividends for the preceding year which has had the effect of increasing the interim component of the total dividends. Interim and final dividends must therefore be considered together to make a meaningful comparison of 2001 and 2002 dividends.

Rio Tinto Limited shareholders will be paid final dividends which will be fully franked. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Monday, 7 April 2003 to Rio Tinto plc shareholders on the register at close of business on Friday, 7 March 2003 and to Rio Tinto Limited shareholders on the register at close of business on Wednesday, 12 March 2003. The ex-dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday, 5 March 2003. Dividends to Rio Tinto ADR holders will be paid on Tuesday, 8 April 2003.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices.

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RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT (1)

	Rio Tinto
	interest	Gross turnover (a)		EBITDA (b)		Net earnings (c)
US$ millions	%	2002	2001	2002	2001	2002	2001

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	1,117	1,118	688	733	410	441
Robe River	53.0	240	193	160	127	54	45
Iron Ore Company of Canada	58.7	400	380	16	67	(6)	16

		1,757	1,691	864	927	458	502

Energy
Kennecott Energy	100.0	949	882	260	223	86	84
Pacific Coal	100.0	417	362	236	201	136	117
Kaltim Prima Coal	50.0	216	212	79	101	26	42
Coal & Allied	75.7	623	647	207	255	68	102
Rössing	68.6	112	115	52	68	23	21
Energy Resources of Australia	68.4	113	90	50	38	12	7

		2,430	2,308	884	886	351	373

Industrial Minerals		1,847	1,768	722	797	289	323

Aluminium- Comalco		1,454	1,499	504	598	256	313

Copper
Kennecott Utah Copper	100.0	755	675	223	271	78	81
Escondida	30.0	283	289	121	142	32	41
Freeport	16.5	306	296	139	128	19	4
Freeport joint venture	40.0	349	316	215	186	113	88
Palabora	49.2	201	233	54	66	13	14
Peak/Northparkes	(d)	74	87	22	43	(1)	13
Other copper		148	145	78	64	36	10
Other metals	(e)	240	251	24	43	—	11

		2,356	2,292	876	943	290	262

Diamonds & Gold
Argyle	100.0	372	278	178	147	65	58
Diavik	60.0	—	—	—	—	—	—
Kennecott Minerals	100.0	205	196	93	83	38	33
Kelian	90.0	168	127	66	35	17	1
Brazil	(f)	115	111	40	46	16	26
Other Diamonds & Gold		40	106	15	26	8	15

		900	818	392	337	144	133

Exploration and evaluation				(130)	(130)	(109)	(104)
Net interest						(95)	(167)
Other items		84	62	(152)	(50)	(54)	27

Adjusted earnings						1,530	1,662
Exceptional charges				(116)	—	(879)	(583)

Total		10,828	10,438	3,844	4,308	651	1,079

Reconciliation to the profit and loss account
Profit on ordinary activities before interest				1,602	2,387
Depreciation & amortisation in subsidiaries				954	929
Asset write-downs relating to subsidiaries & joint ventures				955	701
Depreciation & amortisation in joint ventures & associates				333	291

				3,844	4,308

References above are to notes on page 24

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RIO TINTO FINANCIAL INFORMATION BY BUSINESS UNIT (2)

	Rio Tinto	Capital		Depreciation &		Operating assets (h)
	interest	expenditure (g)		amortisation		31 Dec	31 Dec
US$ millions	%	2002	2001	2002	2001	2002	2001

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	79	58	94	90	923	762
Robe River	53.0	81	203	50	37	1,409	1,221
Iron Ore Company of Canada	58.7	39	242	35	36	408	612

		199	503	179	163	2,740	2,595

Energy
Kennecott Energy	100.0	152	54	128	110	454	439
Pacific Coal	100.0	126	20	37	31	406	275
Kaltim Prima Coal	50.0	5	4	21	22	46	59
Coal & Allied	75.7	58	31	69	44	626	786
Rössing	68.6	5	(1)	5	5	47	25
Energy Resources of Australia	68.4	4	2	23	22	140	165

		350	110	283	234	1,719	1,749

Industrial Minerals		133	146	158	144	2,098	2,046

Aluminium- Comalco		261	99	132	117	2,353	1,893

Copper
Kennecott Utah Copper	100.0	97	115	129	167	1,135	1,838
Escondida	30.0	117	188	52	52	449	447
Freeport	16.5	23	25	50	54	128	109
Freeport joint venture	40.0	55	57	40	35	412	398
Palabora	49.2	64	83	13	21	282	207
Peak/Northparkes	(d)	37	31	23	24	113	102
Other copper		17	13	39	36	202	155
Other metals	(e)	14	13	16	18	133	150

		424	525	362	407	2,854	3,406

Diamonds & Gold
Argyle	100.0	31	52	76	55	488	493
Diavik	60.0	206	182	—	—	484	318
Kennecott Minerals	100.0	21	21	43	41	155	166
Kelian	90.0	2	4	32	31	20	50
Brazil	(f)	14	22	11	11	91	119
Other Diamonds & Gold		4	9	4	7	94	118

		278	290	166	145	1,332	1,264

Other items		13	3	7	10	113	(199)
Less Joint ventures and associates	(g)	(241)	(271)	(333)	(291)

Total		1,417	1,405	954	929	13,209	12,754

Less net debt						(5,747)	(5,711)

Net assets						7,462	7,043

References above are to notes on page 24

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2002 REVIEW OF OPERATIONS

COMPARISON OF ADJUSTED EARNINGS

Adjusted earnings of $1,530 million for 2002 were $132 million below the adjusted earnings of 2001. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

$ m

2001 adjusted earnings	1,662

Iron Ore	(44)
Energy	(22)
Industrial Minerals	(34)
Aluminium	(57)
Copper	28
Diamonds and Gold	11
Exploration	(5)
Other	(9)

2002 adjusted earnings	1,530

IRON ORE

	2002	2001	Change

Production (million tonnes)	90.1	89.9	—

Turnover	1,757	1,691	+4%
Earnings	458	502	–9%
EBITDA	864	927	–7%
Capital expenditure	199	503

Market
As in the first half of the year, Chinese demand for iron ore showed sustained growth and imports for 2002 are expected to show an increase of around 20 per cent over 2001. This, coupled with some recovery in the traditional markets of Europe and the US and unexpected strength in Japan, made 2002 a record year for global steel production and seaborne traded iron ore. Outside China, demand has been strongest for fines rather than lump or pellets. Price reductions, effective from April 2002, of 2.4 per cent for fines, 5.0 per cent for lump, 6.3 per cent for pellets and 3.0 per cent for concentrate were agreed with major customers.

Hamersley Iron
Hamersley Iron’s earnings of $410 million were $31 million below 2001 due mainly to the effect of exchange rate movements and the unfavourable 2002 price settlement. Shipments, including sales from the Channar Joint Venture, were 68.5 million tonnes, five per cent above 2001. A slow first quarter was followed by strong shipments in the remainder of the year stretching port operations and resulting in short term port congestion and increased demurrage charges.

Production of 68.2 million tonnes was three per cent below last year. Hamersley is over half way through a three year programme which will be completed next year to deliver annual savings of $54 million. The focus remains on improving the efficiency and safety of maintenance activities.

Robe and Hamersley continue to work together to realise synergies. The Hamersley power grid was extended to include Robe’s West Angelas mine and the Pilbara Rail Company was formed on 1 April to integrate the networks of Hamersley and Robe.

Iron ore shipments began under a joint venture agreement with Shanghai Baosteel Group Corporation, further strengthening Hamersley’s unrivalled contract position in the otherwise predominantly spot Chinese market.

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Robe River
Earnings of $54 million were $9 million above 2001. Increased volumes offset the adverse effects of exchange rate movements and price settlement. Shipments were 14 per cent higher than last year reflecting both strong demand for Mesa J product in all markets, particularly Japan, and the first shipments from the new West Angelas mine.

West Angelas Marra Mamba ore was successfully introduced into the market with shipments to all the Japanese and Korean mills under contract and trial cargoes to mills in China and Europe.

Iron Ore Company of Canada (IOC)
IOC reported a loss of $6 million compared with earnings of $16 million in 2001. The outlook for the North American steel industry remains extremely uncertain. All expansion plans, including the refurbishment of the Sept Iles pellet plant, have been suspended until stability in the existing operations has been achieved and market conditions improve.

Project Renewal, a major cost reduction and business improvement initiative aimed at reducing annual costs by $65 million over the next two years remains on track.

ENERGY
		2002	2001	Change

Production	Coal (million tonnes)
	US	105.3	106.7	–1%
	Australia & Indonesia	43.8	42.3	+4%
	Uranium (tonnes)	4,995	4,705	+6%

Turnover		2,430	2,308	+5%
Earnings		351	373	–6%
EBITDA		884	886	—
Capital expenditure		350	110

US coal – Kennecott Energy
Earnings of $86 million were $2 million above 2001. A warmer than average summer helped to reduce the excess coal inventories at power utilities following a mild winter. Towards the end of the year, cooler than anticipated weather in the eastern and southern United States coupled with warmer, drier weather in the hydro reliant North West was experienced. If these conditions continue they will prove favourable for coal demand.

Second half production from Cordero Rojo was affected by unusually heavy rainfall in August and high wall instability issues. Costs were higher due to the resulting coal shortages and increased contractor costs arising from efforts to rebuild coal inventory.

Asia Pacific Coal - Markets
The increase in exports of thermal coal from China by over 50 per cent in 2001 had a major impact on spot prices in the early part of 2002 and influenced the subsequent long-term contract negotiations resulting in reductions of six to ten per cent effective from April 2002. Spot prices recovered somewhat in the second half of 2002.

Conversely, hard coking coal prices in Japan rose by ten to twelve per cent.

Pacific Coal
Earnings of $136 million were $19 million above 2001. Sales from Blair Athol increased 19 per cent compared with 2001 when sales were affected by port and rail congestion in the third quarter and some fourth quarter sales were deferred into 2002.

Production from Kestrel was 25 per cent higher with the resolution of longwall reliability issues. Work continued on opening up the Ti-Tree area with project completion expected in early 2004.

Kaltim Prima
Earnings of $26 million were $16 million below 2001. Higher shipments failed to offset the effects of lower prices, the removal of Government fuel subsidies, increased tax rates and higher stripping.

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Coal & Allied
Earnings of $68 million were $34 million below 2001 due mainly to lower prices and the stronger Australian dollar. Hunter Valley Operations (HVO) now has a capacity of 14 million tonnes although production was reduced in the second half to bring it into line with expected market demand.

The integration of Warkworth and Mount Thorley continues following the completion of a combined mine plan and harmonisation of business processes. Full operational integration requires joint venture and regulatory approval.

Rössing
Earnings of $23 million, including the benefit of lower taxes, were $2 million higher than 2001. Earnings in 2003 will be affected by some higher priced long term contracts coming to an end which were replaced with new long term contracts at terms in line with market conditions.

Energy Resources of Australia
Earnings of $12 million were $5 million above last year as a result of higher sales volumes.

INDUSTRIAL MINERALS
		2002	2001	Change

Production	Borates (000 tonnes)	528	564	–6%
	Titanium dioxide (000 tonnes)	1,274	1,427	–11%
	Salt (000 tonnes)	4,667	4,248	+10%
	Talc (000 tonnes)	1,327	1,267	+5%

Turnover		1,847	1,768	+4%
Earnings		289	323	–11%
EBITDA		722	797	–9%
Capital expenditure		133	146

Rio Tinto Borax
Earnings from Rio Tinto Borax of $92 million were $10 million lower than 2001. Production of borates was six per cent lower than 2001 despite boric acid production increases of twelve per cent. Sales were slightly ahead of 2001 primarily due to increased sales in Asia Pacific, strong North American construction activity, and a tightening of the boric acid market, partially offset by continued perborate substitution. The cost reduction programmes maintained their momentum but the effect on earnings was offset by reduced pension credits reflecting lower investment returns and a higher effective tax rate.

Rio Tinto Iron & Titanium (RIT)
Earnings of $157 million were $23 million below 2001. Although the result benefited from a generally weaker rand on average compared with the previous year, this was more than offset by exchange losses on US dollar receivables caused by the strengthening of the rand from its low in late 2001.

Titanium dioxide pigment demand increased moderately year-on-year. The titanium dioxide feedstock side of the industry, however, continued to be affected by the oversupply of high grade feedstocks and persistent high feedstock inventory levels at some pigment producers. Consequently, RIT shipments of titanium dioxide feedstocks were lower due both to market conditions and the effect of reduced pigment demand in 2001. Production at both QIT and RBM was curtailed accordingly.

Demand for iron and steel co-products strengthened during the year, but market conditions remain very competitive. Zircon markets were resilient for most of 2002.

RIT reached an out of court settlement in 2002 concerning intellectual property legal proceedings. As part of the agreement, RIT will receive $15 million.

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Luzenac
Earnings were $15 million. Luzenac’s production in 2002 was five per cent higher than 2001 at 1.33 million tonnes, with the increase attributable to production from the Three Springs mine in Australia, acquired in September 2001.

Sales volumes declined in Europe but revenues were maintained year on year, due to a favourable sales mix, with particular strength noted in coatings following customer re-formulations. The North American markets were impacted by weak economic conditions in the traditional paper and pulp markets, but a sustained recovery occurred in other applications, notably in polymers and coatings. The Three Springs mine supported increased Asian sales. New cost reduction programmes helped offset the impact on earnings of weaker demand and costs associated with some mine and plant closures.

Dampier
Earnings were $25 million. Production levels at Dampier, Lake MacLeod and Port Hedland benefited from favourable salt growing conditions throughout 2002. Total production for 2002 was 7.2 million tonnes (Rio Tinto 4.7 million tonnes) which was 0.6 million tonnes higher than in 2001.

ALUMINIUM – COMALCO
		2002	2001	Change

Production	Bauxite (000 tonnes)	11,724	11,795	—
	Alumina (000 tonnes)	1,947	1,761	+11%
	Aluminium (000 tonnes)	724.4	694.6	+4%

Turnover		1,454	1,499	–3%
Earnings		256	313	–18%
EBITDA		504	598	–16%
Capital expenditure		261	99

Aluminium price and exchange rate
The average aluminium price in 2002 was 61c/lb, 5c/lb below the average price in 2001. The effect of this and other price changes was to reduce Comalco’s earnings by $44 million. With costs predominantly in Australian dollars, the weakening of the US dollar further reduced margins.

Bauxite
Full year production was in line with 2001 although shipments were slightly lower reflecting a stagnant traded bauxite market.

Alumina
Comalco’s share of traded alumina production was 11 per cent above last year following the acquisition of a further 8.3 per cent in Queensland Alumina (QAL) in September 2001. QAL production was close to record levels, although disruption of the power supply affected production towards the end of the year

Aluminium
Demand for value added products strengthened, with a shortage of billet being a feature of the market in the latter part of 2002. Sales have been reallocated to those markets supporting higher billet premia.

Comalco’s share of aluminium production was four per cent higher than the previous year. First half production at Bell Bay was affected by voluntary power reductions but full load has been available throughout the second half. Power restrictions continued to affect production in New Zealand. However, conditions have improved and additional power was available in the last quarter. The acquisition of an additional 9.5 per cent of lines 1 and 2 of the Boyne Island aluminium smelter was completed in July 2002.

At Gladstone in Australia, drought conditions resulted in water restrictions and all Comalco related operations in the region achieved a 25 per cent cutback in water use.

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COPPER
		2002	2001	Change

Production	Mined copper (000 tonnes)	887	904	–2%
	Refined copper (000 tonnes)	417	361	+15%
	Mined gold (000 oz)	1,868	2,342	–20%

Turnover		2,356	2,292	+3%
Earnings		290	262	+11%
EBITDA		876	943	–7%
Capital expenditure		424	525

Copper and gold prices
The average copper price of 71c/lb was one per cent below the average during 2001. The average gold price of $309/oz was 14 per cent higher.

Kennecott Utah Copper (KUC)
Earnings of $78 million were $3 million below 2001. Mined copper production of 260,200 tonnes was 52,500 tonnes below 2001 following the closure of the North Concentrator from June 2001. The ore processed in 2002 was also harder and lower grade than 2001. Gold and molybdenum grades fell towards the end of 2002 and, as previously announced, are expected to be significantly lower in 2003 before returning to more normal levels by 2005.

Refined copper production of 293,700 tonnes was 59,400 tonnes above last year as the smelter achieved record production levels. The outsourcing of maintenance assisted in this improvement. Having reached an impasse on negotiations for a new labour agreement, KUC began implementing the company’s final offer which contains a significant number of work practice changes, on 1 October 2002. The process of negotiation is now subject to mediation.

Escondida
Earnings of $32 million were $9 million below 2001. Escondida has constrained production throughout 2002 as a result of weak market demand and has announced that it will continue to operate below its expanded capacity for at least the first half of 2003. Total copper production was consequently down four per cent on 2001.

Freeport and Freeport Joint Venture
Earnings of $132 million were $40 million above 2001. Total copper production at Grasberg, benefiting from higher grades and mill throughput, was up 15 per cent. Lower grades, particularly in the first half of the year, resulted in total gold production that was 16 per cent down.

Palabora
Earnings of $13 million were $1 million below 2001. The positive effect of the weaker rand was more than offset by lower volumes and higher costs as the operation moved from the open pit to the underground. Open pit operations ceased in April 2002 and since then stockpiled and imported ore has been supplementing ore from the underground mine as it ramps up.

Peak/Northparkes
Peak/Northparkes made a net loss of $1 million compared with earnings of $13 million in 2001. At Northparkes, the ore grade into the mill was about 25 per cent lower than last year. Underground ore was supplemented with lower grade (and higher cost) open pit ore. Grades are likely to be lower by a further 20 per cent in 2003. The transition to Lift 2 will continue through 2004 and 2005 when grades will improve.

Other copper operations
Whilst the stronger gold price, higher recoveries and the commissioning of the third grinding line resulted in higher earnings from Alumbrera, the lower copper price and stronger euro adversely affected the result of Somincor, albeit partially offset by cost improvements. Alumbrera’s earnings include a positive tax effect related to exchange losses on the peso equivalent of US dollar project debt.

Other metals
Zinkgruvan and Rio Tinto Aluminium were affected by lower zinc and aluminium prices respectively.

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DIAMONDS & GOLD
		2002	2001	Change

Production	Mined gold (000 oz)	1,267	1,235	+3%
	Diamonds (000 cts)	33,620	26,100	+29%

Turnover		900	818	+10%
Earnings		144	133	+8%
EBITDA		392	337	+16%
Capital expenditure		278	290

Argyle
Earnings of $65 million were $7 million above 2001. Sales were held back in the final quarter of 2001 as the diamond industry as a whole anticipated a sharp decline post-September 11. This contraction did not materialise and so the early part of 2002 saw restocking of the diamond pipeline. With half of all retail jewellery sales being in the United States, improved diamond demand is highly dependent on improvement in the North American economy.

Kennecott Minerals
Earnings of $38 million were $5 million above 2001, benefiting from higher gold prices. Production of gold was down seven per cent reflecting lower grades at Cortez. Ore throughput at Greens Creek was up 11%. Rawhide ceased mining in August but continues to recover gold and silver from the heap leach operations.

Kelian
Earnings of $17 million were $16 million above 2001. Production of gold was 19 per cent above 2001 as higher grades combined with higher throughput. Sales of silver were resumed in the first half of 2002 following the resolution of a tax issue.

Rio Tinto Brasil
Earnings of $16 million were $10 million below 2001. Underground mining operations at Fortaleza were suspended between June and September as a result of working through problems arising from poor mining conditions. Consequently nickel production was down 38 per cent. This also had an effect on costs as the smelter and refinery processed lower grade ore. The results in 2001 were boosted by profits on the sale of two small coal deposits.

Other operations
Efforts at Rio Tinto Zimbabwe continue to focus on controlling costs in a high inflationary environment. Gold produced from Lihir was six per cent lower than 2001 due to lower grades.

EXPLORATION
	2002	2001	Change

Post tax expenditure ($ million)	109	104	+5%

Exploration in 2002 focused on advancing the most promising targets on a range of grass roots generative, drill testing stage and near mine programmes. Good results were obtained from a number of locations.

In the US, drilling at the Resolution project in Arizona continued to delineate strong copper and molybdenum porphyry style mineralisation at depth adjacent to the historical Magma mine.

At Marcona in Peru, significant oxide and sulphide copper ore was discovered in close proximity to the Shougang Hierro iron ore mine.

A sizeable body of gold mineralisation was encountered at Dashkasan, near Hamadan in Iran. Investigations including metallurgical test work continued. Extensions to the previously discovered gold mineralisation at Çöpler in Turkey were intersected by drilling and studies are underway on various engineering aspects to determine economic viability.

The potential of the high grade iron ore resources at Simandou in Guinea was confirmed at more than one billion tonnes. A convention that covers the conditions attached to the future possible development of the deposit was signed with the Government of Guinea.

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Closely spaced drilling was undertaken at the La Sampala nickel laterite resource in Indonesia to test continuity and confirm grade.

In Mozambique, substantial deposits of titanium bearing heavy mineral sands were discovered. Results suggest a potential resource of 120 million tonnes of contained ilmenite. The deposits occur near to the coast, are amenable to conventional dredging methods and have a low slimes content.

Diamond exploration continued in Canada, Southern Africa, West Africa, Brazil and India. New diamond bearing kimberlite pipes were discovered in a number of locations and follow up test work is planned to gauge economic potential.

The exploration group was active in the search for industrial mineral deposits around the world including in North and South America and Europe.

The exploration group continued to support brownfield work at several Rio Tinto operations. Exploration of the sub-surface extensions of the Argyle diamond deposit continued. In the USA and Argentina programmes were conducted near the Boron and Tincalayu mines. In Indonesia exploration in and around the Grasberg mine led to the addition of further copper reserves.

BROWNFIELD DEVELOPMENTS

The scale and quality of Rio Tinto’s asset portfolio offers the opportunity to raise production from current mines and associated infrastructure to meet market demand. Rio Tinto currently has a number of brownfield developments under way and is evaluating the expansion of other operations.

The following major projects are actually in construction or were completed in 2002.

Project	Estimated Cost (100%)	Status/Milestones

Iron Ore – West Angelas mine (RioTinto53%). Development of a new mine in Western Australia with a capacity of 20 million tonnes per annum.	$450 m	The mine was completed on time, on budget and with an outstanding safety record. Production began in April and shipments in July.

Iron Ore – Eastern Range mine (Rio Tinto 54%). Development of a new mine with a capacity of 10 million tonnes per annum. The mine will service a joint venture formed between Hamersley and Shanghai Baosteel Group Corporation.
	$64 m	First shipments are expected in the first half of 2004.

Copper – Palabora Underground. 30,000 tonnes of ore per day block caving operation.	$437 m	The production ramp up is currently constrained by the availability of secondary rock breaking equipment. Output of 30,000 tonnes per day will not be reached until the second half of 2003.

Copper – Escondida Phase 4. A new 110,000 tonnes of ore per day copper concentrator facility.	$1,045 m	The project had reached mechanical completion by the end of September and entered the commissioning phase. Completion is expected on or under budget.

Copper – Freeport Deep Ore Zone Expansion project. Development of a new 25,000 tonne per day block cave mine.	$243 m	The mine was declared fully operational from 1 October and operated above design capacity in November. Completion was within budget and well within the original schedule.

Copper – Northparkes Lift 2 Expansion project. New 15,000 tonne of ore per day block cave mine approximately 400 metres below the existing underground operation.	$76 m	Variable ground conditions and higher than expected rock stress have caused delays as additional ground support has been necessary to ensure the safety of construction crews. The cost effect of the delay is under review.

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GREENFIELD DEVELOPMENTS

Rio Tinto has a number of high quality greenfield projects under construction. These projects represent a significant increase in the Group’s exposure to several commodities. The Comalco alumina project will make Rio Tinto a major player in the traded alumina market. Hail Creek, together with the opening up of the Ti Tree area at Kestrel, will make Rio Tinto a significant supplier of hard coking coal. The Diavik mine will approximately double the revenue from the Group’s diamond production. In April 2002 the Group committed to the construction of a commercial size HIsmelt®plant. This technology has the potential to significantly change the steel making process and to increase the value of Rio Tinto’s Pilbara ore reserves.

Project	Estimated Cost (100%)	Status/Milestones

Aluminium – Comalco’s alumina refinery. Construction in Queensland of a greenfield alumina refinery with initial annual capacity of 1.4 million tonnes but with options to expand to 4.2 million tonnes.	$750m
Structural steel is being erected and the first piles have also been driven for the wharf jetty. Engineering is 64% complete. The definitive estimate of construction cost has been prepared and is currently under review. First shipments planned for early 2005

Energy – Hail Creek (Rio Tinto 92%). Coking coal mine in Queensland with a capacity of 5 million tonnes per year.	$255m	The project is over 40% complete. The scope has been expanded to include the purchase of mining equipment following the decision to own/operate rather than contract out various mining activities.

Diamonds – Diavik (Rio Tinto 60%) in the North West Territories of Canada with average annual production of about six million carats.	$900m
Water removal from the dyke was completed by mid-September. The plant began processing ore during the last week in November and participants received their first diamonds in January 2003. The project will be completed early and within budget.

IronOre – HIsmelt® direct iron smelting technology. The project has the potential to alter steel making technology worldwide.	$200m
A joint venture was created between Rio Tinto (60%), Nucor Corporation (25%) Mitsubishi Corporation (10%) and Shougang Corporation (5%) to construct an 800,000 tonne capacity plant at Kwinana Western Australia.

Other – Project Sunrise. Development for mixed use of a 4,100 acre area of land near Salt Lake City, Utah	Initial cash requirement of $ 50 m	Land sales are planned to start in 2004 and ramp up over a period of 5-6 years.

ACQUISITIONS

In January 2002, Kennecott Energy (KEC) purchased the North Jacobs Ranch coal reserves for $380 million, payable in instalments over a five year period. The reserves are adjacent to KEC’s existing Jacobs Ranch operation and provide a basis for a low cost expansion in line with market demand.

In July, Comalco completed the acquisition of an additional 9.5 per cent interest in reduction lines 1 and 2 of the Boyne Island aluminium smelter for $78 million. This increased Comalco’s share in lines 1 and 2 of this world class, low cost smelter from 50.0 per cent to 59.5 per cent. The interest in line 3 remains unchanged at 59.25 per cent.

An additional 3 per cent interest in Coal & Allied Industries Limited was purchased in September 2002 for $29 million.

Rio Tinto’s interest in Iron Ore Company of Canada increased from 56.1 per cent to 58.7 per cent following a capital restructuring of that company in December 2002.

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DIVESTMENTS

During the first half of 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth for $64 million and its 55 per cent interest in the Moura Joint Venture for $166 million. These were classified as assets held for resale and consequently their disposal had no effect on net earnings.

Under its 1982 Coal Agreement with the Indonesian Government, PT Kaltim Prima Coal (KPC), in which Rio Tinto has a 50 per cent interest, is required to offer up to 51 per cent of its shares to Indonesian participants. The current offer process was delayed during 2002 by attachment orders over KPC's shares granted by the District Court of South Jakarta. The legal action giving rise to the attachment orders has since been withdrawn and the offer is now proceeding under a formal agreement (The Framework Agreement) entered into between the Government of Indonesia and KPC on 5 August 2002.

Two companies owned by regional governments in East Kalimantan took action in November in the District Court of Samarinda in East Kalimantan to have the Framework Agreement declared invalid. Both the Government of Indonesia and KPC are now seeking to have this declaration overturned.

In January 2003 Rio Tinto announced that it had signed a non binding letter of intent under which it acknowledged its intention to sell its 25 per cent interest in Alumbrera together with its wholly owned Peak Gold Mines to Wheaton River Minerals (WRM) for consideration of $210 million. The transaction is subject to WRM and Rio Tinto reaching agreement on all terms and entering into a definitive agreement. Completion will be subject to a number of conditions.

PRICE AND EXCHANGE SENSITIVITIES

The following sensitivities give the estimated effect on net earnings assuming that the price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

Estimated effect on Rio Tinto’s full year net earnings of:

	Change in full year average	US$m

Copper	+/- 7c/lb	95
Gold	+/-$31/oz	55
Aluminium	+/- 6c/lb	75
Australian dollar	+/- 5USc	115
South African rand	+/- 1 rand	15

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Hugh Leggatt	Ian Head
+ 44 (0) 20 7753 2273	+61 (0) 3 9283 3620
Investor Relations	Investor Relations

Peter Cunningham	Dave Skinner
+ 44 (0) 20 7753 2401	+61 (0) 3 9283 3628
Richard Brimelow	Daphne Morros
+ 44 (0) 20 7753 2326	+61 (0) 3 9283 3639

Website: www.riotinto.com

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Profit and loss account
Years ended 31 December

2002 A$m		2001 A$m		2002 £m		2001 £m			2002 US$m		2001 US$m

19,945		20,187		7,219		7,249		Gross turnover (including share of joint ventures and associates)	10,828		10,438
(3,061)		(3,118)		(1,108)		(1,119)		Share of joint ventures’ turnover	(1,662)		(1,612)
(1,332)		(1,304)		(482)		(468)		Share of associates’ turnover	(723)		(674)

15,552		15,765		5,629		5,662		Consolidated turnover	8,443		8,152
(14,021)		(12,745)		(5,075)		(4,576)		Net operating costs (including exceptional charges of US$1,078 million; 2001: US$715 million)	(7,612)		(6,590)

1,531		3,020		554		1,086		Group operating profit	831		1,562
980		1,071		355		385		Share of operating profit of joint ventures (including exceptional charges of US$16 million)	532		554
440		420		159		151		Share of operating profit of associates	239		217
–		104		–		38		Profit on disposal of interest in joint venture	—		54

2,951		4,615		1,068		1,660		Profit on ordinary activities before interest	1,602		2,387
(437)		(671)		(158)		(241)		Net interest payable	(237)		(347)
(99)		(110)		(36)		(40)		Amortisation of discount related to provisions	(54)		(57)

2,415		3,834		874		1,379		Profit on ordinary activities before taxation	1,311		1,983
(1,304)		(1,389)		(472)		(499)		Taxation (including relief on exceptional charges of US$42 million; 2001: US $132 million)	(708)		(718)

1,111		2,445		402		880		Profit on ordinary activities after taxation	603		1,265
88		(360)		32		(129)		Attributable to outside shareholders (equity) (including exceptional charges of US$173 million)	48		(186)

1,199		2,085		434		751		Profit for the financial year (net earnings)	651		1,079

(1,521)		(1,570)		(551)		(564)		Dividends to shareholders	(826)		(812)

(322)		515		(117)		187		Retained (loss)/profit for the financial year	(175)		267

87.1	c	151.6	c	31.5	p	54.6	p	Earnings per ordinary share	47.3	c	78.5	c
204.7	c	233.6	c	74.1	p	84.1	p	Adjusted earnings per ordinary share (d)	111.2	c	120.9	c

								Dividends per share
				37.47	p	41.68	p	– Rio Tinto plc	60.0	c	59.0	c
105.93	c	115.27	c					– Rio Tinto Limited	60.0	c	59.0	c

(a)	Diluted earnings per share figures are US 0.1 cents (2001: US 0.2 cents) lower than the earnings per share figures above.
(b)	For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,376.5 million, being the average number of Rio Tinto plc shares outstanding (1,065.2 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (311.3 million).
(c)	The results for both years relate wholly to continuing operations.
(d)	The profit for the financial year is stated after exceptional charges; these are added back in the table below to arrive at adjusted earnings:

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

1,199	2,085	434	751	Profit for the financial year (net earnings)	651	1,079

				Exceptional charges impact on the above profit and loss account as follows:
(1,801)	(1,383)	(652)	(497)	Asset write downs	(978)	(715)
(214)	—	(77)	—	Environmental remediation charge	(116)	—
77	255	28	92	Taxation	42	132
319	—	115	—	Attributable to outside shareholders (equity)	173	—

(1,619)	(1,128)	(586)	(405)	Net exceptional charge	(879)	(583)

2,818	3,213	1,020	1,156	Adjusted earnings	1,530	1,662

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Cash flow statement
Years ended 31 December

2002 A$m	2001 A$ m	2002 £m	2001 £m		2002 US$m	2001 US$m

5,774	5,350	2,090	1,922	Cash flow from operating activities (see below)	3,134	2,767

1,122	1,253	406	450	Dividends from joint ventures and associates	609	648

6,896	6,603	2,496	2,372	Total cash flow from operations	3,743	3,415

(339)	(524)	(123)	(188)	Net interest paid	(184)	(271)
(216)	(153)	(78)	(55)	Dividends paid to outside shareholders	(117)	(79)

(555)	(677)	(201)	(243)	Returns on investment and servicing of finance	(301)	(350)

(1,330)	(1,189)	(481)	(427)	Taxation	(722)	(615)

(2,387)	(2,613)	(864)	(938)	Purchase of property, plant and equipment	(1,296)	(1,351)

(252)	(153)	(91)	(55)	Funding of Group share of joint ventures’ & associates’ capital expenditure	(137)	(79)
(11)	25	(4)	9	Other funding of joint ventures & associates	(6)	13
(228)	(255)	(83)	(92)	Exploration and evaluation expenditure	(124)	(132)
29	48	11	17	Sale of property, plant and equipment	16	25
(595)	(104)	(215)	(38)	Purchases less sales of other investments	(323)	(54)

(3,444)	(3,052)	(1,246)	(1,097)	Capital expenditure and financial investment	(1,870)	(1,578)

(195)	(1,853)	(71)	(665)	Purchase of subsidiaries, joint arrangements, joint ventures & associates	(106)	(958)
429	578	155	208	Sale of subsidiaries, joint ventures & associates	233	299

234	(1,275)	84	(457)	Acquisitions less disposals	127	(659)

(1,746)	(1,553)	(632)	(558)	Equity dividends paid to Rio Tinto shareholders	(948)	(803)

				Cash inflow/(outflow) before management of
55	(1,143)	20	(410)	liquid resources and financing	29	(590)

392	(35)	142	(13)	Net cash inflow/(outflow) from management of liquid resources	213	(18)
68	14	25	5	Ordinary shares issued for cash	37	7
(753)	1,240	(273)	445	Loans (repaid) less received	(409)	641

(293)	1,219	(106)	437	Management of liquid resources and financing	(159)	630

(238)	76	(86)	27	(Decrease)/increase in cash	(130)	40

				Cash flow from operating activities
1,531	3,020	554	1,086	Group operating profit from continuing activities	831	1,562
1,986	1,383	719	497	Exceptional charges	1,078	715

3,517	4,403	1,273	1,583		1,909	2,277
1,757	1,797	636	645	Depreciation and amortisation	954	929
239	251	87	90	Exploration and evaluation charged against profit	130	130
107	193	39	69	Provisions	58	100
(217)	(286)	(79)	(103)	Utilisation of provisions	(118)	(148)
157	(439)	57	(158)	Change in inventories	85	(227)
291	(244)	105	(88)	Change in accounts receivable and prepayments	158	(126)
(105)	(93)	(38)	(33)	Change in accounts payable and accruals	(57)	(48)
28	(232)	10	(83)	Other items	15	(120)

5,774	5,350	2,090	1,922	Cash flow from operating activities	3,134	2,767

(a)	Net debt at 31 December 2002 of US$5,747 million compares with US$5,711 million at 31 December 2001. The increase of US$36 million comprises the cash inflow before management of liquid resources and financing of US$29 million offset by other items of US$65 million including the effect of exchange rate movements.
(b)	'Purchases less sales of other investments' for the year includes US$304 million relating to US treasury bonds. These investments were purchased to be held as security for the deferred consideration on assets acquired during the period, which is payable over the next four years. For this reason they are not regarded as liquid resources.

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Balance sheet
At 31 December

2002 A$m	2001 Restated A$m	2002 £m	2001 Restated £m		2002 US$m	2001 Restated US$m

				Intangible fixed assets
1,791	1,998	633	704	Goodwill	1,015	1,022
101	108	36	38	Exploration and evaluation	57	55

1,892	2,106	669	742		1,072	1,077
				Tangible fixed assets
21,503	22,506	7,600	7,934	Property, plant and equipment	12,183	11,512

				Investments
5,487	5,490	1,939	1,935	Share of gross assets of joint ventures	3,109	2,808
(2,097)	(2,199)	(741)	(775)	Share of gross liabilities of joint ventures	(1,188)	(1,125)

3,390	3,291	1,198	1,160		1,921	1,683
1,158	1,187	409	418	Investments in associates/other investments	656	607

4,548	4,478	1,607	1,578	Total investments	2,577	2,290

27,943	29,090	9,876	10,254	Total fixed assets	15,832	14,879

				Current assets
2,651	2,897	937	1,021	Inventories	1,502	1,482
				Accounts receivable and prepayments
2,820	3,546	997	1,250	Falling due within one year	1,598	1,814
1,131	1,320	400	465	Falling due after more than one year	641	675

3,951	4,866	1,397	1,715	Total accounts receivable	2,239	2,489
540	22	191	8	Investments	306	11
574	1,327	203	468	Cash at bank and in hand	325	679

7,716	9,112	2,728	3,212	Total current assets	4,372	4,661

				Current liabilities
(5,941)	(7,497)	(2,100)	(2,643)	Short term borrowings	(3,366)	(3,835)
(3,484)	(3,859)	(1,231)	(1,360)	Accounts payable and accruals	(1,974)	(1,974)

(9,425)	(11,356)	(3,331)	(4,003)	Total current liabilities	(5,340)	(5,809)

(1,709)	(2,244)	(603)	(791)	Net current liabilities	(968)	(1,148)

26,234	26,846	9,273	9,463	Total assets less current liabilities	14,864	13,731

				Liabilities due after one year
(4,780)	(5,017)	(1,689)	(1,768)	Medium and long term borrowings	(2,708)	(2,566)
(537)	(198)	(190)	(70)	Accounts payable and accruals	(304)	(101)
(6,375)	(6,244)	(2,253)	(2,201)	Provisions for liabilities and charges	(3,612)	(3,194)
(1,373)	(1,617)	(485)	(571)	Outside shareholders’ interests (equity)	(778)	(827)

13,169	13,770	4,656	4,853		7,462	7,043

				Capital and reserves
				Share capital
272	301	96	106	— Rio Tinto plc	154	154
1,440	1,431	509	504	— Rio Tinto Limited (excl. Rio Tinto plc interest)	816	732
2,842	3,128	1,004	1,103	Share premium account	1,610	1,600
535	575	189	203	Other reserves	303	294
8,080	8,335	2,858	2,937	Profit and loss account	4,579	4,263

13,169	13,770	4,656	4,853	Equity shareholders’ funds	7,462	7,043

(a)	At 31 December 2002, Rio Tinto plc had 1,065.5 million ordinary shares in issue and Rio Tinto Limited had 311.4 million shares in issue, excluding those held by Rio Tinto plc.
(b)	In accordance with Financial Reporting Standard 4, the commercial paper of $1,749 million is classified as short term borrowings though it is backed by medium term facilities. Under US and Australian GAAP, this amount would be grouped within non-current borrowings.
(c)	The balance sheet at 31 December 2001 has been restated following the implementation of FRS 19 'Deferred Tax', which has reduced shareholders' funds by US$133 million. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in investments in associates of US$10 million and a reduction of US$86 million in property, plant and equipment.
(d)	Current asset investments include US$304 million relating to US treasury bonds, which are held as security for the deferred consideration on assets acquired during 2002.

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Reconciliation with Australian GAAP
At 31 December

2002 A$m		2001 Restated A$m		2002 £m		2001 Restated £m			2002 US$m		2001 Restated US$m

2,818		3,213		1,020		1,156		Adjusted earnings reported under UK GAAP	1,530		1,662
(1,619)		(1,128)		(586)		(405)		Exceptional charges	(879)		(583)

1,199		2,085		434		751		Net earnings under UK GAAP	651		1,079
								Increase/(decrease) net of tax in respect of:
(308)		(327)		(111)		(117)		Goodwill amortisation	(167)		(169)
(35)		—		(13)		—		Asset write downs	(19)		—
(24)		6		(9)		2		Taxation	(13)		3
6		(12)		2		(7)		Other	3		(7)

838		1,752		303		629		Net profit attributable to members-Australian GAAP	455		906

60.9	c	127.4	c	22.0	p	45.7	p	Earnings per ordinary share under Australian GAAP	33.1	c	65.9	c

Diluted earnings per share under Australian GAAP are US 0.1 cents (2001: US 0.1 cents) less than the above earnings per share figures.
Net earnings under UK GAAP are stated after exceptional charges of US$879 million relating to asset write downs and environmental remediation. In 2001 there was an exceptional charge for asset write downs of US$583 million. Under Australian GAAP, these items total US$898 million (2001: US$583 million). However, the concept of Adjusted earnings does not exist under Australian GAAP.

13,169	13,770	4,656	4,853	Shareholders’ funds under UK GAAP (as restated)	7,462	7,043
				Increase/(decrease) net of tax in respect of:
1,843	2,399	651	846	Goodwill	1,044	1,227
131	169	46	60	Taxation	74	87
(41)	(43)	(14)	(15)	Other	(23)	(22)

15,102	16,295	5,339	5,744	Shareholders’ funds under Australian GAAP	8,557	8,335

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain respects from generally accepted accounting principles in Australia (Australian GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders’ funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements. For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation
Rio Tinto has implemented FRS 19, the new UK Accounting Standard on deferred tax. This has resulted in a prior year adjustment under UK GAAP, which reduced shareholders’ funds at 1 January 2001 by US$133 million. Of this amount, US$46 million results from the requirment under FRS 19 to provide in full for deferred taxation on most timing differences. These additional provisions were already recognised under Australian GAAP.

The remaining US$87 million of the prior year adjustment relates to features of FRS 19 that give rise to new variations from Australian GAAP. Accordingly, this element of the prior year adjustment has been reversed in arriving at Australian GAAP shareholders’ funds. These variations, which also affect the determination of earnings under Australian GAAP, relate principally to the following:

(a) Under FRS 19, provision for the taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

(b) Under FRS 19, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Asset write downs
Under Australian GAAP, asset write downs are US$19 million higher because the relevant carrying values include goodwill that was eliminated directly against reserves in the year of acquisition for UK GAAP purposes.

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Reconciliation of movements in shareholders’ funds

2002 A$m	2001 Restated A$m	2002 £m	2001 Restated £m		2002 US$m	2001 Restated US$m

1,199	2,085	434	751	Profit for the financial year	651	1,079
(1,521)	(1,570)	(551)	(564)	Dividends	(826)	(812)

(322)	515	(117)	187		(175)	267
(308)	248	(90)	(167)	Adjustment on currency translation	579	(449)
29	27	10	9	Share capital issued less repurchased	15	14

(601)	790	(197)	29		419	(168)

13,770	12,980	4,853	4,824	Opening shareholders’ funds as restated (a)	7,043	7,211

13,169	13,770	4,656	4,853	Closing shareholders' funds	7,462	7,043

(a) Shareholders' funds at 1 January 2002 were originally US$7,176 million before deducting the prior year adjustment of US$133 million.

Prima facie tax reconciliation

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$m	2001 US$m

2,415	3,834	874	1,379	Profit on ordinary activities before taxation	1,311	1,983

724	1,151	262	413	Prima facie tax payable at UK and Australian rate of 30%	393	595

604	414	219	149	Impact of exceptional charges	328	214

				Other permanent differences
103	184	37	66	Other tax rates applicable outside the UK and Australia	56	95
(107)	(101)	(39)	(36)	Resource depletion and other depreciation allowances	(58)	(52)
94	101	34	36	Permanently disallowed amortisation/depreciation	51	52
(13)	(25)	(5)	(9)	Research, development and other investment allowances	(7)	(13)
44	(111)	16	(39)	Other	24	(57)

121	48	43	18		66	25
				Other deferral of taxation
(166)	(253)	(60)	(91)	Capital allowances in excess of other depreciation charges	(90)	(131)
41	33	15	12	Other timing differences	21	17

(125)	(220)	(45)	(79)	Total timing differences related to the current period	(69)	(114)

1,324	1,393	479	501	Current taxation charge for the period	718	720

50	(35)	18	(13)	Deferred tax recognised on timing differences	27	(18)
(26)	—	(9)	—	Deferred tax impact of changes in tax rates	(14)	—
(44)	31	(16)	11	Other deferred tax items	(23)	16

1,304	1,389	472	499	Total taxation charge for the year	708	718

Exploration and evaluation

2002 A$m	2001 A$m	2002 £m	2001 £m		2002 US$ m	2001 US$m

				At cost less amounts written off
1,325	1,413	467	525	At 1 January	678	785
(83)	38	(28)	(13)	Adjustment on currency translation	25	(42)
228	255	83	92	Expenditure in the year	124	132
(92)	(89)	(34)	(32)	Charged against profit for the year	(50)	(46)
(153)	(292)	(55)	(105)	Disposals, transfers and other movements	(83)	(151)

1,225	1,325	433	467	At 31 December	694	678

				Provision
(1,217)	(1,111)	(429)	(413)	At 1 January	(623)	(617)
78	(29)	26	11	Adjustment on currency translation	(22)	34
(147)	(162)	(53)	(58)	Charged against profit for the year	(80)	(84)
162	85	59	31	Disposals, transfers and other movements	88	44

(1,124)	(1,217)	(397)	(429)	At 31 December	(637)	(623)

101	108	36	38	Net balance sheet amount	57	55

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Product analysis

2002 A$m	2001 A$m	2002 £m	2001 £m	2002%	2001%		2002 US$m	2001 US$m

						Gross turnover
2,483	2,470	899	887	12.4	12.2	Copper	1,348	1,277
1,927	1,911	697	686	9.7	9.5	Gold (all sources)	1,046	988
3,264	3,296	1,181	1,183	16.4	16.3	Iron ore	1,772	1,704
4,058	4,065	1,469	1,460	20.3	20.1	Coal	2,203	2,102
3,063	3,315	1,109	1,190	15.4	16.4	Aluminium	1,663	1,714
3,496	3,530	1,265	1,267	17.5	17.5	Industrial minerals	1,898	1,825
1,654	1,600	599	576	8.3	8.0	Other products (incl diamonds)	898	828

19,945	20,187	7,219	7,249	100.0	100.0	Total	10,828	10,438

						Net earnings
669	576	242	207	20.3	15.6	Copper, gold and by-products	363	298
849	975	307	350	25.8	26.4	Iron ore	461	504
582	667	211	240	17.7	18.1	Coal	316	345
490	638	177	229	14.9	17.3	Aluminium	266	330
543	641	197	231	16.5	17.4	Industrial minerals	295	332
160	188	58	68	4.8	5.2	Other products (incl diamonds)	87	97

3,293	3,685	1,192	1,325	100.0	100.0		1,788	1,906

(201)	(201)	(73)	(72)			Exploration and evaluation	(109)	(104)
(175)	(323)	(63)	(116)			Net interest (b)	(95)	(167)
(99)	52	(36)	19			Other items	(54)	27

2,818	3,213	1,020	1,156			Total before exceptional charges	1,530	1,662
(1,619)	(1,128)	(586)	(405)			Exceptional charges	(879)	(583)

1,199	2,085	434	751			Total	651	1,079

Geographical analysis

2002 A$m	2001 A$m	2002 £m	2001 £m	2002%	2001%		2002 US$m	2001 US$m

						Gross turnover by country of origin
6,220	6,079	2,251	2,183	31.2	30.1	North America	3,377	3,143
8,289	8,483	3,000	3,046	41.6	42.0	Australia and New Zealand	4,500	4,386
967	1,013	350	364	4.8	5.0	South America	525	524
1,442	1,657	522	595	7.2	8.2	Africa	783	857
1,914	1,839	693	660	9.6	9.1	Indonesia	1,039	951
1,113	1,116	403	401	5.6	5.6	Europe and other countries	604	577

19,945	20,187	7,219	7,249	100.0	100.0	Total	10,828	10,438

						Net earnings by origin
600	694	217	249	20.1	19.6	North America	326	359
1,730	2,035	626	731	57.8	57.5	Australia and New Zealand	939	1,052
120	108	43	39	4.0	3.1	South America	65	56
212	277	77	99	7.1	7.8	Africa	115	143
341	248	123	89	11.4	7.0	Indonesia	185	128
(10)	174	(3)	65	(0.4)	5.0	Europe and other countries	(5)	91

2,993	3,536	1,083	1,272	100.0	100.0		1,625	1,829

(175)	(323)	(63)	(116)			Net interest(b)	(95)	(167)

2,818	3,213	1,020	1,156			Total before exceptional charges	1,530	1,662
(1,619)	(1,128)	(586)	(405)			Exceptional charges	(879)	(583)

1,199	2,085	434	751			Total	651	1,079

						Gross turnover by destination
5,789	5,678	2,095	2,039	29.0	28.1	North America	3,143	2,936
4,310	4,522	1,560	1,624	21.6	22.4	Europe	2,340	2,338
3,579	3,891	1,295	1,397	17.9	19.3	Japan	1,943	2,012
3,837	3,818	1,389	1,371	19.2	18.9	Other Asia	2,083	1,974
1,634	1,431	591	514	8.2	7.1	Australia and New Zealand	887	740
796	847	289	304	4.1	4.2	Other	432	438

19,945	20,187	7,219	7,249	100.0	100.0	Total	10,828	10,438

(a)	The above analyses include the Rio Tinto share of the results of joint ventures and associates including interest
(b)	The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'net interest'.
(c)	The sales analysis of turnover by destination for 2001 has been restated.

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Reconciliation with US GAAP
At 31 December

2002	2001	2002	2001	2002	2001
Restated	Restated	Restated
A$m	A$m	£m	£m	US$m	US$m

2,818	3,213	1,020	1,156	Adjusted earnings under UK GAAP	1,530	1,662
(1,619)	(1,128)	(586)	(405)	Exceptional charges	(879)	(583)

1,199	2,085	434	751	Net earnings under UK GAAP	651	1,079
Increase/(decrease) net of tax in respect of :
41	(255)	15	(92)	Goodwill and intangibles amortisation	22	(132)
4	(95)	1	(34)	Pensions/post retirement benefits	2	(49)
(31)	(15)	(11)	(6)	Share options	(17)	(8)
(547)	774	(198)	278	Asset write downs	(297)	400
(125)	(152)	(45)	(54)	Other	(68)	(78)
530	(337)	192	(121)	Exchange differences taken to earnings under US GAAP	288	(174)

1,071	2,005	388	722	Net income under US GAAP	581	1,038

77.8	c	145.8	c	28.2	p	52.5	p	Basic earnings per ordinary share under US GAAP	42.2	c	75.5	c

Net earnings under UK GAAP are stated after exceptional charges of US$879 million relating to asset write downs and environmental remediation. In 2001 there was an exceptional charge for asset write downs of US$583 million. Under US GAAP, these total US$1,176 million (2001: US$183 million). However, the concept of Adjusted earnings does not exist under US GAAP.

13,169	13,770	4,656	4,853	Shareholders’ funds under UK GAAP	7,462	7,043
				Increase/(decrease) net of tax in respect of :
2,501	3,476	884	1,225	Goodwill	1,417	1,778
565	—	200	—	Intangibles	320	—
131	169	46	60	Taxation	74	87
759	1,050	268	370	Proposed dividends	430	537
462	962	163	339	Asset write downs	262	492
314	362	111	127	Reversal of additional provisions under FRS 12	178	185
(124)	(125)	(44)	(44)	Start-up costs	(70)	(64)
(25)	(336)	(9)	(119)	Mark to market of derivative contracts	(14)	(172)
(655)	(354)	(231)	(125)	Pensions/post retirement benefits	(371)	(181)
(302)	(262)	(107)	(92)	Other	(171)	(134)

16,795	18,712	5,937	6,594	Shareholders’ funds under US GAAP	9,517	9,571

Diluted earnings per share under US GAAP are US 0.1 cents (2001: US 0.1 cents) less than the above earnings per share figures.

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP), which differ in certain respects from those in the United States (US GAAP). The effect of adjusting net earnings and shareholders’ funds for the following differences in treatment under US GAAP is set out above.

Goodwill – For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised but are reviewed annually for impairment under FAS 142. Goodwill amortisation of US$42 million charged against UK GAAP earnings for 2002 is added back in the US GAAP reconciliation. No impairment write downs were required on the initial introduction of FAS 142. Implementation of FAS 141 resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets.

Asset write downs – Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by the asset. Under US GAAP, impairment of tangible fixed assets held by subsidiaries is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill. The asset write downs in 2002, under US GAAP, include amounts recognised in 2001 under UK GAAP and also an adjustment for goodwill.

Tax – The adjustments are similar to those made in the reconciliation with Australian GAAP, which are explained on page 20.

Stock based compensation – The Group has implemented FAS 123 in 2002 and has restated all periods presented to reflect stock based employee compensation costs under the fair value based method of accounting, as permitted by FAS 148.

Exchange differences under US GAAP:

Debt – The Group finances its operations primarily in US dollars and a significant proportion of the Group's US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian group. Post-tax exchange gains of US$177 million on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Derivatives – The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group's derivative contracts do not qualify for hedge accounting under FAS 133, principally because the hedge is not located in the entity with the exposure. Unrealised post-tax gains of US$111 million on such derivatives have therefore been taken to US GAAP earnings.

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Metal prices and exchange rates
Years ended 31 December

Metal prices		Year 2002	Year 2001	Change
Average market prices for the year were:
Copper	— US cents/lb	71c	72c	(1%	)
Aluminium	— US cents/lb	61c	66c	(8%	)
Gold	— US$/troy oz	US$309	US$271	14%

Exchange rates in US$

	Annual Average				Year end
	2002	2001	Change		2002	2001	Change
Sterling	1.50	1.44	4%		1.60	1.45	11%
Australia	0.54	0.52	4%		0.57	0.51	11%
Canada	0.64	0.65	(2%	)	0.63	0.63	—
South Africa	0.095	0.117	(19%	)	0.116	0.083	39%

Accounting principles
The financial information included in this preliminary announcement has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 9 April 2001. The financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2001, except for the implementation of FRS 19 'Deferred Tax'

Prior to the adoption of FRS 19, Rio Tinto provided for deferred tax where, in the opinion of the directors, it was probable that a timing difference would reverse within the foreseeable future. Under FRS 19, full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except in limited circumstances. The main exceptions are as follows:–
Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued or there is a binding agreement to distribute such past earnings (where previously the Group recognised such deferred tax to the extent that it was probable that a liability would crystallise).–
Deferred tax is not recognised on revaluations of non-monetary assets arising on acquisitions unless there is a binding agreement to sell the asset and the gain or loss expected to arise from the disposal has been recognised (where previously the Group recognised deferred tax for certain of these adjustments).–
Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

FRS 19 requires that provisions for deferred tax are made in respect of tax benefits related to goodwill that was charged directly to reserves on acquisitions made prior to 1998. Such provisions are released when the related goodwill is charged through the profit and loss account on disposal or closure. Under the previous accounting policy, such tax benefits were taken up in the profit and loss account in the year in which they were received.

The balance sheet at 31 December 2001 has been restated following the implementation of FRS 19 ' Deferred Tax', which has reduced shareholders' funds by US$133 million. The restatement also included an increase in deferred tax provisions of US$57 million, an increase in investment in associates of US$10 million and a reduction of US$86 million in property, plant and equipment. The application of FRS 19 did not impact significantly on net earnings for 2002 or 2001. Accordingly, prior year earnings have not been restated.

Financial information
This preliminary announcement does not constitute the Group's full financial statements for 2002, which will be approved by the Board and reported on by the auditors on 20 February 2003 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2002 is unaudited. The preliminary announcement contains financial information for 2001 which has been extracted from the audited financial statements for that year, as restated to comply with FRS 19. The accounts of Rio Tinto plc and Rio Tinto Limited for 2001 were the subject of an unqualified audit report and have been delivered to the Registrar of Companies in the UK and the Australian Securities and Investments Commission, respectively.

NOTES TO FINANCIAL INFORMATION BY BUSINESS UNIT. (Pages 6 and 7)
(a)	Gross turnover includes 100 per cent of subsidiaries' turnover and the Group's share of the turnover of joint ventures and associates.
(b)	EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.
(c)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(d)	Rio Tinto has a 100 per cent interest in Peak and an 80 per cent interest in the Northparkes joint venture.
(e)	Includes Anglesey Aluminium in which Rio Tinto's interest is 51 per cent.
(f)	Includes Morro do Ouro in which Rio Tinto's interest is 51 per cent.
(g)

Capital expenditure comprises the net cash flow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries' capital expenditure and include Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure.

(h)

Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders' interests which are calculated by reference to the net assets of the relevant companies. For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto's shares of operating assets, defined as for subsidiaries, are as follows:
Escondida US$913 million (2001 - US$855 million), Freeport joint venture US$412 million (2001 - US$398 million), Freeport associate US $578 million (2001 - US$496 million), Kaltim Prima US$111 million (2001 - US$144 million).

(i)	Business units have been classified in the analysis on pages 6 and 7 according to the Group's management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes the gold revenues of Kennecott Utah Copper and Freeport (Rio Tinto share) and the businesses of Rio Tinto Aluminium and Zinkgruvan. This summary differs therefore, from the Product Analysis in which the contributions of individual business units are attributed to several products as appropriate.